United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of SEPTEMBER 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

NATUZZI ANNOUNCES THE FILING OF A REQUEST FOR REVIEW OF THE NYSE DELISTING DETERMINATION AND THE CONVERSION OF AN ADDITIONAL €5 MILLION OF SHAREHOLDER LOANS INTO EQUITY

Santeramo in Colle, Bari, Italy – September 11, 2026 – As previously disclosed, on August 26, 2026, Natuzzi S.p.A. (the “Company”) received written notice from the New York Stock Exchange (the “NYSE”) that the NYSE staff had determined to commence proceedings to delist the Company’s American Depositary Shares (“ADSs”) as a result of the Company’s failure to comply with the continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization over a consecutive 30 trading-day period of at least US$15 million.

On September 10, 2026, the Company submitted a request for review of the NYSE determination to a Committee of the Board of Directors of the NYSE, pursuant to Section 804.00 of the NYSE Listed Company Manual. The review will be scheduled for the first review day, which is at least 25 business days from the date the request for review is filed with the NYSE.

In addition, on September 9, 2026, the controlling shareholder of the Company, INVEST 2003 S.r.l., formally and irrevocably agreed to reclassify an additional €5,000,000 of shareholder loans previously granted to the Company as an advance payment on account of a future capital increase (versamento in conto futuro aumento di capitale). This amount is expected to be recorded as an equity reserve on the Company’s balance sheet as of September 30, 2026.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39.342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39.331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	September 11, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi